

June 24, 2015

Via E-mail
Daniel R. Sink
Chief Financial Officer
Kite Realty Group Trust
30 S. Meridian Street, Suite 1100
Indianapolis, IN 46204

> **Re: Kite Realty Group Trust**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 1-32268**

Dear Mr. Sink:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note that you jointly filed with Kite Realty Group, L.P. ("Kite LP") a Form S-3 on March 11, 2015, and you jointly filed with Kite LP a Form 8-K on March 18, 2015. Please ensure that your Exchange Act periodic filings as well as those of Kite LP are filed under each respective CIK number or advise.

Item 2. Properties

Lease Activity – New and Renewal, page 42

2. In future Exchange Act periodic reports, in this section or elsewhere as appropriate, please revise to discuss the relationship of market rents and expiring rents as well as leasing costs on a per square foot basis, for both renewals and new leases, to the extent material.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Same Property Net Operating Income, page 54</u>

3.   In future Exchange Act periodic reports, please revise your narrative disclosure in this section to more specifically describe how you determine the properties that fall within the "same property" pool, including a discussion of any properties that were excluded from the pool that were owned in all periods compared and a description of how you classify properties within, and transfer properties from, operating portfolio to redevelopment status.

<u>Funds From Operations, page 55</u>

4.   We note that your FFO reconciliation starts with consolidated net loss, but adjusts to exclude the impact of dividends on preferred shares; therefore your FFO allocable to the Company would appear to represent FFO attributable to common shareholders. Please revise future filings to clearly label your non-GAAP measure or tell us why that is not necessary.

<u>Results of Operations</u>

<u>Comparison of Operating Results for the Years Ended December 31, 2014 and 2013, page 56</u>

5.   Given the significant increase in your portfolio from the acquisition of properties from Inland Diversified in July 2014, in future periodic filings please consider revising your disclosures to provide a discussion reflecting property operating expenses as a percentage of revenues for all periods presented. In addition, please also provide more robust disclosure regarding the changes in your specific expenses included within the property expense line items (e.g., maintenance, insurance, etc.).

6.   We note your reference in the Business section to period to period increase in same property net operating income and your disclosure on page 58 describing the increase in rental income. In future Exchange Act periodic reports, please revise your disclosure in this section to more specifically discuss the relative contribution of same store occupancy changes and average base rent changes on the results.

<u>Form 10-Q for the interim period ended March 31, 2015</u>

7.   In future periodic filings, please ensure that your officer certifications are in the exact format as prescribed by Item 601(b)(31) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney at 202.551.3473 or Jennifer Gowetski, Special Counsel at 202.551.3401 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant